Exhibit 99.1

ABCAM PLC

Result of General Meeting – Shareholders approve AIM Delisting

11 November 2022, Cambridge, UK – Abcam plc (AIM: ABC; Nasdaq: ABCM) (“Abcam” or the “Company”), a global leader in the supply of life science research tools, today announces that the resolution put to its General Meeting held today for the cancellation of the admission of its Ordinary Shares to trading on AIM was passed.

The votes were as follows:

Special Resolution	In Favour	% In Favour	Against	% Against	% of ISC voted	Withheld
1. Approve the cancellation of the admission to trading on AIM of the ordinary shares of nominal value 0.2p each in the capital of the Company and authorise the directors of the Company to take all action reasonable or necessary to effect such cancellation	189,580,480	98.19%	3,485,254	1.81%	84.29	60,213

The issued share capital (“ISC”) as of the date of the meeting was 229,059,401 Ordinary Shares.

The percentage of voting shares in favour and against is the percentage of shares voted and exclude shares on which votes were withheld.

The Company will continue to provide shareholders with an opportunity to deposit their Ordinary Shares with the Depositary in exchange for delivery of ADSs, without cost, in connection with the AIM Delisting prior to or on 14 December 2022 (being the date on which the AIM Delisting takes effect). Further details are set out in the Shareholder Circular dated 17 October 2022, available at https://corporate.abcam.com/investors/aim-delisting/

The Company confirms that, as at today’s date, the pending timetable for the cancellation of the admission to trading on AIM of the Company’s ordinary shares is as follows:

PENDING TIMETABLE

Last date for receipt by the Registrar from certificated shareholders of duly completed Certificated Transfer Forms and original share certificates	5.00 p.m. on 1 December 2022

Latest date for receipt by the Depositary from CREST holders of duly completed issuance forms	5.00 p.m. on 1 December 2022

Expected date for issuance of ADSs to block transfer participants	12 December 2022

Expected date of mailing of ADS confirmations to shareholders by the Depositary	13 December 2022

Last day of dealings in the Ordinary Shares on AIM	13 December 2022

Cancellation of admission to trading on AIM of the Ordinary Shares	7.00 a.m. on 14 December 2022

Notes to the timetable

(1)	References to times and dates in this announcement are to times and dates in London, United Kingdom, unless otherwise stated.
(2)

Each of the times and dates in the above timetable are subject to change. If any of the above times and/or dates change, the revised times and/or dates will be notified to shareholders by announcement through a Regulatory Information Service.

The capitalised terms used in this announcement have the meaning set out in the announcement made by the Company at 7.00 a.m. on 17 October 2022.

For further information, please contact:

Abcam	+ 44 (0) 1223 696 000
Marc Perkins, Company Secretary Tommy J. Thomas, CPA, Vice President, Investor Relations	+1 617 577 4205

Numis – Nominated Advisor & Joint Corporate Broker	+ 44 (0) 20 7260 1000
Freddie Barnfield / Duncan Monteith

Morgan Stanley – Joint Corporate Broker	+ 44 (0) 207 425 8000
Tom Perry / Luka Kezic

FTI Consulting	+ 44 (0) 20 3727 1000
Ben Atwell / Lydia Jenkins / Julia Bradshaw

About Abcam plc

As an innovator in reagents and tools, Abcam’s purpose is to serve life science researchers globally to achieve their mission faster. Providing the research and clinical communities with tools and scientific support, the Company offers highly validated antibodies, assays and other research tools to address important targets in critical biological pathways.

Already a pioneer in data sharing and ecommerce in the life sciences, Abcam’s ambition is to be the most influential company in life sciences by helping advance global understanding of biology and causes of disease, which, in turn, will drive new treatments and improved health.

Abcam’s worldwide customer base of approximately 750,000 life science researchers uses Abcam’s antibodies, reagents, biomarkers and assays. By actively listening to and collaborating with these researchers, the Company continuously advances its portfolio to address their needs. A transparent program of customer reviews and datasheets, combined with industry-leading validation initiatives, gives researchers increased confidence in their results.

Founded in 1998 and headquartered in Cambridge, UK, the Company has served customers in more than 130 countries. Abcam’s ordinary shares are listed on the London Stock Exchange (AIM: ABC) and its American Depositary Shares (ADSs) trade on the Nasdaq Global Market (Nasdaq: ABCM).

For more information, please visit www.abcam.com or www.abcamplc.com

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this announcement that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding Abcam’s portfolio and ambitions, expectations surrounding the timing of the AIM Delisting, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation, the important factors discussed under the caption “Risk Factors” in Abcam’s Annual Report on Form 20-F for the year ended 31 December 2021, which is on file with the SEC and is available on the SEC website at www.sec.gov, as such factors may be updated from time to time in Abcam’s other filings with the SEC. Any forward-looking statements contained in this announcement speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Abcam disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.